Item 77C – The European Equity Fund, Inc.

REPORT OF ANNUAL MEETING OF STOCKHOLDERS (unaudited)

The Annual Meeting of Stockholders (the “Meeting”) of The European Equity Fund, Inc. was held on June 26, 2015.  At the close of business on May 12, 2015, the record date for the determination of stockholders entitled to vote at the Meeting, there were issued and outstanding 8,719,125 shares of the Fund’s common stock, each share being entitled to one vote, constituting all of the Fund’s outstanding voting securities.  At the Meeting, the holders of 7,129,157 shares of the Fund’s common stock were represented in person or by proxy, constituting a quorum.  At the Meeting, the following matters were voted upon by the stockholders.  The resulting votes are presented below:

1.	To elect three (3) Class I Directors, each to serve for a term of three years and until his successor is elected and qualifies.

Number of Votes

	For	Withheld
Dr. Wilhem Bender	6,231,003	873,767
Mr. Detlef Bierbaum	6,242,662	862,107
Mr. Walter C. Dostmann	6,235,454	869,315

2.
To ratify the appointment by the Audit Committee and the Board of Directors of PricewaterhouseCoopers LLP, an independent public accounting firm, as independent auditors for the fiscal year ending December 31, 2015.

Number of Votes

For	Against	Abstain
7,049,779	40,506	38,872

3.	To approve a stockholder proposal asking the Fund to take steps to declassify the Board of Directors of the Fund.

Number of Votes

For	Against	Abstain
3,302,639	816,119	241,856
In light of the vote on the stockholder proposal, which is an advisory proposal, the Board of Directors intends to investigate further the potential benefits and detriments of declassifying the Fund’s Board of Directors.